                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              CHECKFREE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                OPTIONS TO PURCHASE COMMON STOCK, $0.01 PAR VALUE
                         (Title of class of securities)

                                   090181 10 8
                      (CUSIP number of class of securities)

                                 David E. Mangum
              Executive Vice President and Chief Financial Officer
                              CheckFree Corporation
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092
                            Telephone: (678) 375-3000
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 Filing Person)

                                   COPIES TO:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953


                            CALCULATION OF FILING FEE


       Transaction Valuation*                   Amount of Filing Fee**

            $119,441,649                                $9,663


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,454,809 shares of Common Stock of CheckFree Corporation having an aggregate value of $119,441,649 will be exchanged pursuant to this offer.
**  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A              Filing Party:     N/A
Form or Registration No.:  N/A              Date Filed:       N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2003 by CheckFree Corporation, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2003. The Schedule TO, as amended, relates to the offer by CheckFree Corporation to exchange certain outstanding stock options to purchase shares of its common stock on the terms and subject to the conditions described in the Offer to Exchange, dated June 17, 2003, which was filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Exchange").

         The Offer to Exchange is hereby supplemented and amended as follows:

         1. The fifth paragraph on page iii of the Offer to Exchange is amended to read as follows:

                  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DOCUMENTATION AND THE RULES OF THE PARTICIPATING PLANS OR ANY APPLICABLE LEGISLATION, THE RULES OR LEGISLATION (AS THE CASE MAY BE) WILL TAKE PRECEDENCE. WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF ELECTING TO PARTICIPATE IN THE OFFER.

         2. The second paragraph in the Question "WHAT CONSIDERATION WILL I RECEIVE IN EXCHANGE FOR THE CANCELLATION OF AN ELIGIBLE OPTION?" in the Summary of Terms Section on page 2 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  If the aggregate consideration (prior to the calculation of any applicable withholding taxes or charges) for all eligible options you elect to tender is $3,125 or less, then the consideration, less applicable withholdings, will be paid in cash promptly after July 17, 2003, or a later date if the offer is extended. If you are employed in Canada or the United Kingdom, you will receive your cash value in your local currency. The cash value will be calculated in U.S. dollars and then converted to your local currency based on the U.S. 12:00 noon exchange rate on July 17, 2003.

         3. The first and second paragraphs in the Question "HOW AND WHEN WILL I RECEIVE MY RESTRICTED STOCK OR CASH?" in the Summary of Terms Section on page 2 of the Offer to Exchange are amended to read, in their entirety, as follows:

                           Promptly after the offer termination date, we expect
                  to deliver a Restricted Stock Award to you. The restricted stock issuable to you under the Restricted Stock Award will vest ratably over the three years after the grant date and will be delivered to you promptly after vesting. Any applicable withholding taxes or charges will be withheld from the restricted shares as they vest and will be based upon the fair value of the restricted shares at such time.

                           We expect to deliver the cash (to eligible
                  participants who tender eligible options with an aggregate value of $3,125 or less) promptly after the offer termination date. We anticipate that payment of the cash will be processed through our payroll system.

         4. The first bullet point in the Question "ARE THERE CONDITIONS TO THE OFFER?" in the Summary of Terms section on page 3 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  - if we are required by the Securities and Exchange Commission or other regulatory agency to extend the offer termination date beyond July 17, 2003;

         5. The sixth bullet point in the Question "ARE THERE CONDITIONS TO THE OFFER?" in the Summary of Terms section on page 3 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  - if a material adverse change in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred; or

         6. Paragraphs (2)(a) and (b) in Section 3. "SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK" on page 11 of the Offer to Exchange are amended to read, in their entirety, as follows:

                  (2)  DETERMINE TYPE OF CONSIDERATION:

                           (a) If the aggregate consideration (prior to the
                  calculation of any applicable withholding taxes or charges) of all eligible options you elect to tender is $3,125 or less, then the consideration, less applicable withholdings, will be paid in cash promptly after the offer termination date. If you are employed in Canada or the United Kingdom, you will receive your cash in your local currency. The cash will be calculated in U.S. dollars and then converted to your local currency based on the U.S. 12:00 noon exchange rate on July 17, 2003.

                           (b) If the aggregate consideration (prior to the
                  calculation of any applicable withholding taxes or charges) of all eligible options you elect to tender is greater than $3,125, then the consideration will be paid in shares of restricted stock. The number of shares of restricted stock will equal the dollar value of the consideration, divided by the closing price of our common stock as reported on the Nasdaq National Market on the offer termination date. If this calculation would result in the issuance of fractional shares of common stock, the number of shares of restricted stock will be rounded up to the nearest whole number of shares. The restricted stock will vest ratably over the three years following the grant date. You will receive a Restricted Stock Award promptly after the offer termination date and you will receive the restricted shares promptly after vesting. Any applicable withholding taxes or charges will be withheld from the restricted shares as they vest and will be based upon the fair value of the restricted shares at such time.

         7. The first paragraph in Section 6. "ACCEPTANCE OF OPTIONS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF CONSIDERATION" in The Offer section on page 15 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  On the terms and subject to the conditions of this offer and promptly following the offer termination date, we expect to accept for exchange and cancellation all eligible options properly elected for exchange and cancellation and not validly withdrawn before the offer termination date. Promptly after the offer termination date, we will deliver the consideration to eligible participants.

         8. The first bullet point in Section 7. "CONDITIONS OF THE OFFER" in The Offer section on page 15 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  - if we are required by the Securities and Exchange Commission or other regulatory agency to extend the offer termination date beyond July 17, 2003;

         9. The sixth bullet point in Section 7. "CONDITIONS OF THE OFFER" in The Offer section on page 16 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  - if a material adverse change in our business, condition (financial or other), assets, income, operations, prospects or stock ownership has occurred; or

         10. With reference to the phrase "contemplated benefits of the offer to us" used in the last bullet point in the Question "ARE THERE CONDITIONS TO THE OFFER?" in the Summary of Terms section on page 3 and in Section 7. "CONDITIONS OF THE OFFER" in The Offer section on page 16 of the Offer to Exchange, we wish to clarify that such "contemplated benefits" are those described in Section 2. "PURPOSE OF THE OFFER" in The Offer section on page 10 of the Offer to Exchange.

         11. The paragraph underneath the final bullet point in Section 7. "CONDITIONS OF THE OFFER" in The Offer section on page 16 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  The conditions to the offer are for our benefit. We may assert the conditions to the offer in our reasonable discretion before the offer termination date and we may waive the conditions to the offer in accordance with applicable law, at any time and from time to time before the offer termination date, whether or not we waive any other condition to the offer. Should we decide to waive any of the conditions to the offer, we must do so before 5:00 p.m., Eastern Daylight Time, on the offer termination date (or a later expiration date if the offer is extended).

         12. The second paragraph in Section 10. "ACCOUNTING CONSEQUENCES OF THE OFFER; STATUS OF OPTIONS EXCHANGED IN THE OFFER" in The Offer section on page 20 of the Offer to Exchange is amended to read, in its entirety, as follows:

                  Eligible options that have been granted under the participating plans and that we acquire in connection with the offer will be cancelled and the shares of common stock that may have been purchased under those options will be returned to the pool of shares available for grants of new awards or options under the participating plans without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed. We expect that the cash will be paid and the Restricted Stock Awards will be granted promptly after the grant date. The shares of restricted stock subject to the Restricted Stock Award will vest ratably over three years.

         13. The fourth full paragraph in Section 12. "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" in The Offer section on page 21 of the Offer to Exchange is amended to read, in its entirety, as follows:

                           WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR WITH
                  RESPECT TO THE PERSONAL TAX CONSEQUENCES OF YOUR ELECTING TO PARTICIPATE IN THE OFFER.

         14. The summarized financial information contained in Section 16. "INFORMATION ABOUT CHECKFREE" in The Offer section on page 24 of the Offer to Exchange is supplemented by inserting the following at the bottom of the table:

                                                         YEAR ENDED JUNE 30,                           NINE MONTHS ENDED MARCH 31,
                                      ----------------------------------------------------------       --------------------------
                                       1998        1999         2000        2001          2002             2002           2003
                                      ------      ------      -------     --------      --------         --------        -------
OPERATING INFORMATION:
  Deficiency of earnings to fixed
  charges (1)....................    $4,344      $1,552      $43,757     $478,497      $539,821           $468,620       $50,283

  Book value per common
  share (2)......................    $ 3.26      $ 3.61      $  7.63     $  19.93      $  14.82           $  15.47       $ 14.39


(1) In calculating the deficiency of earnings to fixed charges, earnings consist of income (loss) before income taxes after excluding fixed charges. Fixed charges consist of interest expense and one-third of rental expense, deemed representative of that portion of rental expense estimated to be attributable to interest.

(2) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period presented.

ITEM 12.  EXHIBITS.

Exhibit Number             Description
--------------             -----------
(a)(1)(R)                  Revised Form of Notice of Change in Election from Accept to Reject.
(a)(1)(S)                  Revised Form of Notice of Change in Election from Reject to Accept.
(a)(1)(T)                  CheckFree Corporation's Current Report on Form 8-K, dated June 17, 2003, filed with the Securities and Exchange Commission on June 17, 2003, and incorporated herein by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           CheckFree Corporation



                           By:      /s/ David E. Mangum
                              ------------------------------------------------
                              David E. Mangum, Executive Vice President and Chief Financial Officer

                              July 2, 2003

                                   SCHEDULE TO

                                INDEX OF EXHIBITS

Exhibit Number             Description
--------------             -----------
(a)(1)(R)                  Revised Form of Notice of Change in Election from Accept to Reject.
(a)(1)(S)                  Revised Form of Notice of Change in Election from Reject to Accept.
(a)(1)(T)                  CheckFree Corporation's Current Report on Form 8-K, dated June 17, 2003, filed with the Securities and Exchange Commission on June 17, 2003, and incorporated herein by reference.